Balance Sheet

GoodWag, Inc.

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
AmRiv Checking 7637	1,478.00
Montecito Bank & Trust 4937 (deleted)	610.32
Total for Bank Accounts	**$2,088.32**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total for Accounts Receivable	**$0.00**
Other Current Assets	
Canada International	85,000.00
Inventory Asset	0.00
Loans To Shareholder	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total for Other Current Assets	**$85,000.00**
Total for Current Assets	**$87,088.32**
Fixed Assets	
Molds	$459,549.71
Accumulated Depreciation	-219,265.00
Total for Molds	**$240,284.71**
Patent	850.00
Total for Fixed Assets	**$241,134.71**
Other Assets	
Intellectual Property	2,976,332.96
Prepaid Marketing	0.00
Startup Costs	$23,203.00
Accumulated Amortization	-3,094.00
Total for Startup Costs	**$20,109.00**
Total for Other Assets	**$2,996,441.96**
Total for Assets	**$3,324,664.99**

Balance Sheet

GoodWag, Inc.

As of Dec 31, 2025

	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	105.25
Total for Accounts Payable	**$105.25**
Credit Cards	
American Express	26,726.91
ARB Credit Card 9405	22,225.94
BOTW Credit Card	0.00
Total for Credit Cards	**$48,952.85**
Other Current Liabilities	
Advance Servicing Loan	64,643.77
Can Capital Loan	0.00
Direct Deposit Payable	0.00
Fintegra Loan	73,025.14
Forward Loan	0.00
Headway Capital	0.00
Line of Credit - Bluevine	0.00
Payroll Liabilities	
CA PIT / SDI	0.00
CA SUI / ETT	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
Total for Payroll Liabilities	**$0.00**
Sales Tax Payable	881.00
Shopify Capital	142,101.80
State Tax Payable	800.00
Total for Other Current Liabilities	**$281,451.71**
Total for Current Liabilities	**$330,509.81**
Long-term Liabilities	
Alliance Funding	29,475.40
EPPS Trust (L/T liability)	71,166.51
Loan from Shareholder	526,176.85
SBA EIDL Loan	500,000.00
Total for Long-term Liabilities	**$1,126,818.76**
Total for Liabilities	**$1,457,328.57**
Equity	
Common Stock	2,976,332.96
Opening Balance Equity	6,240.00
Retained Earnings	-1,006,819.48
Net Income	-108,417.06
Total for Equity	**$1,867,336.42**
Total for Liabilities and Equity	**$3,324,664.99**